[EMBRAER logo]

                 EMBRAER - EMPRESA BRASILEIRA DE AERONAUTICA S/A
                   ANNOUNCES ITS LONG TERM MARKET OUTLOOK AND
                     ITS DELIVERIES SCHEDULED FOR 2002-2004


Sao Jose dos Campos, November 22, 2002 - Embraer (BOVESPA: EMBR3, EMBR4) (NYSE:
ERJ), one of the leading commercial aircraft manufacturers, announced today during the Third Annual Investor & Analyst Meeting held at its Sao Jose dos Campos Plant the following information to the market.

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Market Outlook
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     Commercial Aviation
     -------------------

     The Company estimates the following world deliveries for the next 20 years in the regional jet market:


     ---------------------------------------------------------------------------
     Segment             2003-2012           2013-2022           2003-2022
     ---------------------------------------------------------------------------
     30-60                 1,745               1,765               3,510

     61-90                 1,175               1,415               2,590

     91-120                1,090               1,420               2,510

     Total                 4,010               4,600               8,610
     ---------------------------------------------------------------------------


     The total world jet deliveries (30-120 passenger segments) is estimated to reach 8,610 aircraft, with a total market value of US$180 billion in the next 20 years.

     The following is a geographical breakdown of the 20-year market outlook:



            -----------------------------------------------------------
            Region                    Number of Aircraft         %
            -----------------------------------------------------------
            USA                              4,795              56%

            Europe                           1,810              21%

            Asia Pacific                      490               6%

            China                             640               7%

            Africa & Middle East              250               3%

            Latin America                     625               7%

            Total                            8,610             100%
            -----------------------------------------------------------


     Corporate Aviation
     ------------------

     Embraer estimates the total market in Corporate Aviation during the next 10 years to reach 7490 aircraft, similar to the average forecast of other companies operating in this market for the same period.

     The Supermidsize corporate jet segment of the market is estimated to reach an annual average of 163 deliveries during the next 10 years. The large



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     corporate segment is estimated to reach an annual average of 96 deliveries during the same period. Embraer estimates to reach a 10% market share in the aggregate of these two segments.


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Delivery Forecast
--------------------------------------------------------------------------------


     Embraer estimates the following delivery schedule for the period 2002-04, including deliveries to commercial aviation, corporate aviation and governmental transportation:



                    ----------------------------
                    2002        2003     2004
                    ----------------------------
                    132         148      155
                    ----------------------------


     The 2002 delivery total is estimated to be reduced by three aircrafts as this week one commercial aviation customer informed us about its intention to postpone to April 2003 the delivery of two aircraft. The same decision by this customer was taken in relation to other manufacturers. One corporate customer informed us that it probably would not receive one Legacy during this year, rescheduling the delivery for the beginning of next year. Therefore, the 2003 delivery schedule is estimated to be positively impacted by these three additional aircraft.

     The following table presents the estimated breakdown of 2003-2004 deliveries:



        ----------------------------------------------------------------
        % of deliveries                       2003              2004
        ----------------------------------------------------------------
        145 Family                             74%               55%

        170 Family                             12%               29%

        Legacy / Defense*                      14%               16%

        Total                                 100%              100%
        ----------------------------------------------------------------
             (*) Includes aircraft for governmental transportation.


For 2003, 85% of the deliveries scheduled represent firm orders. For 2004, this amounts to 80%. The remainder of deliveries represent aircraft, that Embraer is in the negotiating process to convert to firm orders.



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Financial Support For Sales
--------------------------------------------------------------------------------

     Embraer announced on its third quarter earnings release that the following structure was created in order to offer financial support for sales:



                         ------------------------------
                                  EMBRAER S.A.
                                    (Brazil)
                                  Manufacturer
                         ------------------------------

                         ------------------------------
                          Embraer Spain Holding Co. SL
                                    (Spain)
                                    Holding
                         ------------------------------


  ------------------------------             ----------------------------------
        ECC Leasing Co. Ltd.                   ECC Investment Switzerland, AG
             (Ireland)                                 (Switzerland)
              Leasing                                     Holding
  ------------------------------             ----------------------------------

                                             ----------------------------------
                                             ECC Insurance & Financial Co. Ltd.
                                                     (Cayman Islands)
                                                     Captive Insurance
                                             ----------------------------------


Embraer`s wholly-owned subsidiary ECC Leasing Co. Ltd was created with the mission of managing and remarketing a portfolio of aircraft that Embraer may acquire through trade-ins and repurchase obligations and provide remarketing services for third parties in connection with its sales campaign. ECC Leasing Co. Ltd. does not intend to lease new aircraft. For such transactions, it will be necessary to obtain specific Board approval.

ECC Insurance & Financial Co. Ltd, regulated by the Cayman Islands Monetary Authority, was established to provide a vehicle for Embraer to self-insure against contingent losses that Embraer may face related to Embraer's financial guarantees.

Embraer has received IRB (Instituto de Resseguros do Brasil - Brazilian Reinsurance Institute) transaction approval for US$252.5 million in premium payments (self-insurance funding) over the next five years covering 100% of te exposure related to financial guarantees associated with deliveries within such period. The initial capital invested in ECC Insurance is US$2.6 million. The insurance policy issued associated with aircraft deliveries up to September 30, 2002 is expected to be funded with US$185.6 million in premium payments over the next five years. The IBNR (Incurred But Not Recorded) provision recorded was US$3.4 million during the third quarter 2002. New declarations and endorsements (new premiums) are expected to occur on a quarterly basis, as new aircraft are delivered.

Embraer expects the following transactions to occur involving these subsidiaries: (i) the transfer of existing aircraft portfolio held by EFL to ECC Leasing Co. with a book value of US$43 million; and (ii) the repurchase in 2003 of approx. US$50 million in aircraft - 10% of total previously disclosed exposure. Based on the Company's current estimates, no relevant losses or gains are expected to occur with transactions involving




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these aircraft. The Company believes that future sales may be increasingly subject to trade-in options.

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Hedging Strategy
--------------------------------------------------------------------------------

Considering that: (i) Embraer has a firm backlog of US$9.6 billion; (ii) 97% of its revenues are in US$; (iii) 75% of the R&D expenses are in R$; and (iv) 32% of its total cash disbursements are in R$, the main objective of the Company's hedging strategy is to optimize the natural hedge of its cash flow.

                                       ###


For additional information please contact:
Embraer - Empresa Brasileira de Aeronautica S/A

The presentations made by our management are available on our website at www.embreaer.com.br in the Investor Relations Section, item "Third Annual Investor & Analyst Meeting".

Gustavo Poppe
(55 12) 3927 1106
gustavo.poppr@embraer.com.br

Milene Petrelluzzi
(12) 3927 3054
milene.petrelluzzi@embraer.com.br


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This document includes forward-looking statements or statements about events or circumstances which have not occurred. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business and our future financial performance. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things: general economic, political and business conditions, both in Brazil and in our market; expectations of trends in the industry; our investment plans; our capacity to develop and deliver products on the previously agreed dates; and existing and future government regulations.

The words "believes," "may," "will," "estimates," "continues," "anticipates," "intends," "expects" and similar words are intended to identify forward-looking statements. We undertake no obligations to update publicly or revise any forward-looking statements because of new information, future events or other factors. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this press release might not occur. Our actual results could differ substantially from those anticipated in our forward-looking statements.

We provide estimates in this press release about the size of, and our share of, the regional jet, corporate aviation and maintenance service markets. In the process of making these estimates we have relied upon statistics and other information from third-party sources that we believe are reliable, such as, but not limited to, third party projections of GDP growth, inflation rates, and other world economic growth estimates, as well as projections that include revenue passenger miles, available seat per mile and fare prices. Based on this third party data, we make our own estimates of inflation rates and GDP for the United States and most countries in Europe and Asia, as well as a number of other factors, which we use to ultimately estimate the size of the market for regional jets, corporate jets and maintenance spending. Deriving these estimates requires us to make numerous assumption and qualitative judgments that we currently believe are reasonable. However, these assumption or judgments may prove to be inaccurate or in error, in which case our estimates will no longer be valid. We are not obligated to update any of the estimates that we provide in this press release based on changes to any third party data or other factors




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that would change our underlying assumptions. In addition, we have not independently verified the data provided by third parties or by industry or general publications.
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